SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

VOCUS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

92858J108

(CUSIP number)

JMI EQUITY FUND VI, L.P.

C/O JMI MANAGEMENT, INC.

100 INTERNATIONAL DRIVE, SUITE 19100

BALTIMORE, MD 21202

(410) 951-0201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

(Page 1 of 7 Pages)

CUSIP No. 92858J108	13D	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS JMI Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,025,600 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,025,600 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,600 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	These shares represent shares of Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer, issuable upon the conversion of shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of the Issuer, beneficially owned by the Reporting Persons.
(2)	The percentage is calculated based on 21,621,817 shares of Common Stock outstanding on February 28, 2014 as reported in the Issuer’s Form 10-K filed on March 7, 2014, and without giving effect to the transaction reported below in Item 6, which has not yet closed.

CUSIP No. 92858J108	13D	Page 3 of 7 pages

1.	NAMES OF REPORTING PERSONS JMI Associates VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,025,600 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,025,600 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,600 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	These shares represent shares of Common Stock issuable upon the conversion of shares of Series A Preferred beneficially owned by the Reporting Persons.
(2)	The percentage is calculated based on 21,621,817 shares of Common Stock outstanding on February 28, 2014 as reported in the Issuer’s Form 10-K filed on March 7, 2014, and without giving effect to the Transaction reported below in Item 6, which has not yet closed.

CUSIP No. 92858J108	13D	Page 4 of 7 pages

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 5, 2012, by the Reporting Persons (the “Schedule 13D”), with respect to shares of Common Stock beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 2.	Identity and Background.

The last sentence of Item 2(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The business address and principal executive offices of each of the Reporting Persons are 100 International Drive, Suite 19100, Baltimore, Maryland 21202.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As of April 8, 2014, the Fund owned beneficially 3,025,600 Shares, representing approximately 12.3% of the shares of the Common Stock outstanding.

As of April 8, 2014, JMI Associates, through its control of the Fund, had sole voting and dispositive power with respect to all 3,025,600 Shares owned beneficially by the Fund, representing approximately 12.3% of the shares of the Common Stock outstanding.

(c) Except as set forth in Item 6 below, no Reporting Person has effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D/A, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D/A.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 6, 2014, the Issuer entered into an Agreement and Plan of Merger (the “April Merger Agreement”) with GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), and GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the April Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a tender offer (such offer, as amended from time to time as permitted by the April Merger Agreement, the “Offer”) to purchase all of the outstanding shares of the Issuer’s Common Stock, including the associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (collectively, the “Tendered Shares”).

Concurrently with entering into the April Merger Agreement, Parent and Purchaser entered into a separate stock purchase, non-tender and support agreement (the “Series A Purchase Agreement”) with the Fund pursuant to which Purchaser agreed to purchase, following Purchaser’s acceptance of Tendered Shares tendered in the Offer, all of the Fund’s shares of the Series A Preferred Stock at a price per share of $77.30 (the “Transaction”).

Upon the closing of the Transaction, the Reporting Persons will no longer beneficially own any shares of Common Stock of the Issuer.

The Series A Purchase Agreement is attached hereto as Exhibit 99.1, and the information set forth in response to this Item 6 is qualified in its entirety by reference to the Series A Purchase Agreement which is incorporated by reference herein.

CUSIP No. 92858J108	13D	Page 5 of 7 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit at the end of Item 7:

Exhibit 99.1 Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014.

CUSIP No. 92858J108	13D	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2014

JMI EQUITY FUND VI, L.P.

By:	JMI Associates VI, L.L.C.
Its:	General Partner

By:	/s/ Paul Barber
Name:	Paul Barber
Title:	Managing Member

JMI ASSOCIATES VI, L.L.C.

By:	/s/ Paul Barber
Name:	Paul Barber
Title:	Managing Member